January 28, 2008

Rufus Decker,

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-1004

Re:	Tempur-Pedic International Inc.

Form 10-K for the fiscal year ended December 31, 2006

Form 10-Q for the period ended September 30, 2007

Schedule 14A filed April 3, 2007

              File No. 1-31922

Dear Mr. Decker:

We have reviewed the comments of the Staff, as set forth in its letter dated January 14, 2008, with respect to the above-referenced filings. Enclosed herewith are the Staff’s comments followed by our responses on behalf of Tempur-Pedic International Inc. (the “Company”).

I.	Responses to Comment Letter dated November 13, 2007

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Please see our comments below for a description of the additional disclosures or other disclosure that will be made in future filings.

Please be advised that, while the disclosure will change for fiscal year 2007, we have supplemented the disclosure from our 2006 Form10-K, September 30, 2007 Form 10-Q and our 2007 proxy statement in this letter to demonstrate how we propose to address your comments in future filings. Page references below are to pages from the applicable document and italicized portions indicate the new disclosure. All dollar and share amounts are reflected in thousands unless otherwise identified.

2. We have reviewed your response to prior comment 7 of our comment letter dated November 13, 2007. It appears that your proposed disclosure presents a column showing the changes in the number of common shares outstanding. Please instead present changes in the number of common shares issued in this column. Alternatively, revise the caption so that it is clearly labeled as shares outstanding, since most companies present changes in shares issued in this column

The Company will disclose in future filings one column for changes in the number of common shares issued. The following presents the proposed disclosure:

	Common Shares		Treasury Shares		Preferred Stock	Additional Paid in Capital	Deferred Stock Compensation	Retained (Deficit) / Earnings	Accumulated Other Comprehensive Income	Total
	Shares Issued	At Par	Shares	At Cost
Balance, December 31, 2004	98,194	$982	—	$—	$—	$253,134	$(5,079)	$(52,623)	$17,207	$213,621
Comprehensive Income:
Net income								99,329		99,329
Foreign currency adjustments									(16,070)	(16,070)

Total Comprehensive Income								99,329	(16,070)	83,259
Exercise of stock options	1,021	10	(73)	782		2,220		(461)		2,551
Tax adjustments related to stock compensation						15				15
Treasury stock repurchased			6,840	(76,000)						(76,000)
Amortization of unearned stock-based compensation							2,883			2,883

Balance, December 31, 2005	99,215	$992	6,767	$(75,218)	$—	$255,369	$(2,196)	$46,245	$1,137	$226,329
Comprehensive Income:
Net income								$112,322		112,322
Foreign currency adjustments									2,855	2,855

Total Comprehensive Income								112,322	2,855	115,177
Exercise of stock options			(2049)	22,265		57		(17,959)		4,363
Tax adjustments related to stock compensation						7,631				7,631
Treasury stock repurchased			11,275	(144,000)						(144,000)
Amortization of unearned stock-based compensation						1,652	2,196			3,848

Balance, December 31, 2006	99,215	$992	15,993	$(196,953)	$—	$264,709	$—	$140,608	$3,992	$213,348

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 3, 2007

Compensation Discussion and Analysis, page 15

3.	We partially reissue comment 17 of our comment letter dated November 13, 2007. To the extent you believe that disclosure of specific targets or performance objectives is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.

To address Comment 3, we will expand our disclosure on pages 15 - 20 of the Proxy Statement as set forth below. For the convenience of the Staff, the additional language added in response to the Staff’s January 14 letter, as compared to the original proposed language suggested by the Company in its letter dated December 7, 2007, is in italics and underlined. In response to the Staff’s comments, the Company has added language disclosing both the range of the net sales and EBIT targets for the Performance Cash component of the bonus program and the goals for the General Cash component of the bonus program.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

The Compensation Committee of our Board of Directors has responsibility for establishing, monitoring and overseeing our Company’s compensation philosophy and objectives. In the paragraphs that follow, we provide an overview and analysis of our compensation philosophy, the material compensation decisions we have made with respect to our compensation philosophy and the material factors that we considered when making those decisions.

Throughout this proxy statement, those persons who served as (i) our principal executive officer during the year ended December 31, 2006, (ii) our principal financial officer during the year ended December 31, 2006 and (iii) our other three most highly compensated executive officers for the year ended December 31, 2006 are collectively referred to as our “Named Executive Officers”.

Compensation Philosophy and Objectives

Our senior management compensation plan is designed to attract, motivate and retain our management talent and to reward our management for strong Company performance and successful execution of our key business plans and strategies. We believe that our compensation philosophy aligns management incentives with the long-term interests of our stockholders. We compensate our senior management through a mix of base salary, annual cash bonus and equity compensation that ties pay to performance. Our mix of these elements varies by employee, and we do not have a specific targeted mix among base salary, cash bonus and equity compensation. Consistent with our compensation philosophy, a majority of the potential compensation for senior management is considered “at risk” based on Company and individual performance, continued employment or both. We currently do not offer any long-term compensation plans, deferred compensation plans, retirement plans (other than our 401K plan) or performance based equity awards to any of our employees.

Compensation Process

The Compensation Committee reviews our Chief Executive Officer’s compensation annually and makes determinations regarding annual merit increases, annual General Cash Bonus and equity compensation. The Chief Executive Officer reviews all other Named Executive Officer’s compensation annually and makes recommendations to the Compensation Committee regarding annual merit increases and General Cash Bonuses (as discussed below). The Board, upon recommendation of the Compensation Committee, reviews and approves the compensation for our executive officers, other than our Chief Executive Officer. The Named Executive Officers meet annually to review the performance of each senior manager and subsequently meet with the appropriate senior manager to review the performance of each applicable employee of the Company. The conclusions reached and recommendations made with respect to employees other than the Named Executive Officers, including salary adjustments, are based on the reviews and presented to the Chief Executive Officer for approval, with any equity awards to be approved by the Compensation Committee.

In 2005, the Compensation Committee engaged Frederick W. Cook & Co., Inc. (Cook), an executive compensation consultant, to provide a study to assist in evaluating our overall compensation structure. The following peer group of branded consumer products companies were independently selected to assess the competitiveness and cost effectiveness of our executive compensation plan:

Polo Ralph Lauren

Harman International

Steelcase

Tiffany

Timberland

Coach

Fossil

Oakley

Nautilus

Quicksilver

Tupperware

K2

Columbia Sportswear

Ethan Allen

Callaway Golf

Krispy Kreme

Select Comfort

In selecting the peer group, Cook included branded consumer products that had comparable revenues, net income, market capitalization and stockholder return. Although each of the companies evaluated had different compensation structures, our Compensation Committee, based on the Cook study, determined that our overall compensation structure was competitive and no significant modifications were made.

The Compensation Committee also engaged Cook in April 2006 and June 2006 to develop reports for the compensation of our Named Executive Officers. The April 2006 report was performed to assist the Compensation Committee with the determination of the compensation of the Company’s newly-appointed Chief Executive Officer. In preparing the April 2006 report, Cook adjusted the peer group discussed above by removing six companies (Coach, Harman, Polo-Ralph Lauren, Reebok and Adidas) because they were either significantly larger or smaller than the Company. Cook also added eight companies to the peer group (Central Garden & Pet, Elizabeth Arden, Guess, Nu Skin, Phillips-Van Heusen, Sealy, Under Armour, and Wolverine World Wide) based on their similar size to the Company in terms of annual revenues and market-capitalization value.

The April 2006 report analyzed the overall compensation structure for the Company’s Chief Executive Officer. The Compensation Committee used the April 2006 report in finalizing the terms of the employment agreement with H. Thomas Bryant in June 2006, including his base salary and targeted bonus.

The two reports completed by Cook in June 2006 addressed the equity compensation plan for our Chief Executive Officer and the other top five executive officers. The June 2006 reports used the same peer group as created in April 2006. As part of these reports Cook summarized the competitive data and comparisons of the Company’s CEO and other Named Executive Officers to the comparable competitive market data for executive officers at comparable levels in the peer group. Based on these reports, Cook reported that on average base salaries for the Company’s Named Executive Officers approximate the market median, and determined that target total annual compensation for the Company’s Named Executive Officers was at or below the market median as compared to the peer group. With respect to long term incentive compensation, the Cook reports provided data for the peer group regarding annualized long term incentive grant values. However, because we have made multi-year grants of options to our Named Executive Officers rather than annual option grants, Cook did not include a comparison of the Company’s long term incentive grant compensation to the market data. Upon reviewing the results of the June 2006 reports, the Compensation Committee determined that no further overall changes to the equity compensation structure for the Named Executive Officers were required at that time.

2006 Compensation Components

Based on our compensation philosophy for 2006, the principal components of our compensation were:

•	Base salary

•	Annual Cash Bonus

•	Equity Compensation

Base Salary

In determining the annual base salary for our senior management, including each of our Named Executive Officers, our goal is to provide a reasonable level of guaranteed compensation. Each individual’s initial or starting base salary is a result of the person’s previous experience, prior compensation history and the current compensation level of other senior managers within the Company with similar experience and responsibility.

All of our employees, including each of our Named Executive Officers and senior managers, are required to establish individual objectives at the beginning of each year. Each employee’s set of objectives are approved by their supervising manager with each of the employee’s objectives to be consistent with our core values and our strategic objectives. In the case of Mr. Bryant, our President and Chief Executive Officer, the goals and objectives are approved by the Compensation Committee. All other Named Executive Officers’ objectives are initially approved by Mr. Bryant, subsequently reviewed by our Compensation Committee and upon recommendation from the Compensation Committee, approved by the Board. Each employee’s performance is reviewed annually and merit increases to an individual’s base salary are aligned with overall Company and individual performance and successful execution of their individual objectives.

With respect to our employees, including our Named Executive Officers, the target merit increase in any year is based on prevailing market practices and economic conditions. For 2006, the target merit increases were 4% for all employees, including Named Executive Officers, which is consistent with our analysis of prevailing market conditions and consistent with our philosophy of emphasizing performance based compensation. Similarly, in 2007, the target merit increases were 4%, with the merit increases for our Named Executive Officers ranging from 4% to 6%.

The table below sets forth the amount of each Named Executive Officer’s base salary increase based on their individual performance and execution of their objectives for the applicable year, expressed as a percentage of their base salary immediately prior to the increase, is set forth below was as follows:

	Base Salary Merit Increase
Named Executive Officer	2007	2006
H. Thomas Bryant	4%	4	%(1)
Robert B. Trussell, Jr.	N/A (1)	4%
Dale E. Williams	5%	4%
Matthew D. Clift	6%	4%
David Montgomery	4%	4%
Rick Anderson	5%	N/A	(2)

(1)	In April 2006, Mr. Trussell retired as our Chief Executive Officer and remained on our Board of Directors in the position of Vice Chairman, and Mr. Bryant was appointed to the position of President and Chief Executive Officer. At the time of his appointment, Mr. Bryant’s salary was increased due to his promotion by $176,000, or 42% of his salary immediately prior to the increase.
(2)	Mr. Anderson joined us in July 2006.

Annual Cash Bonuses

The annual cash bonus for each senior manager is linked to specific financial and operating targets or strategic initiatives. Our senior managers are eligible to receive annual cash bonuses set at a targeted percentage of their base salary. The Compensation Committee believes senior management, such as the Named Executive Officers, who hold positions affording them the authority to make critical decisions affecting the Company’s overall performance, should have a material percentage of their annual compensation contingent upon the Company’s performance.

The Compensation Committee’s practice has been to set the targeted annual cash bonus level for the chief executive officer at 100% of his base salary and the targeted annual cash bonus level for each of the other Named Executive Officers at 50% of their base salaries. The following table sets forth the targeted annual cash bonus levels for each Named Executive Officer shown as a percentage of their base salaries:

	Targeted Annual Cash Bonus
Named Executive Officer	2007	2006
H. Thomas Bryant	100%	100%
Robert B. Trussell, Jr.	N/A (1)	100	%(1)
Dale E. Williams	50%	50%
Matthew D. Clift	50%	50%
David Montgomery	50%	50%
Rick Anderson	50%	50	%(2)

(1)	In April 2006, Mr. Trussell retired as our Chief Executive Officer. For the year 2006, Mr. Trussell’s bonus target was 100% of his base salary; however, as Mr. Trussell had retired at the time of the bonus payout, he did not receive any portion of this payment.
(2)	Mr. Anderson joined us in June 2006. As a result, his bonus target for the year was pro-rated to match his salary earned for 2006.

The Annual Cash bonus for our Named Executive Officers is comprised of two components: (i) Performance Cash bonus and (ii) General Cash bonus. Two-thirds of the Annual Cash bonus is derived from the Performance Cash bonus and one-third is derived from the General Cash bonus. The Performance Cash bonus is tied to the Company’s achievement of specific financial targets. The General Cash bonus portion primarily relates to the successful execution of individual objectives established at the beginning of each year.

In 2006, the Performance Cash bonus for each of our Named Executive Officers was based on targeted net sales and earnings (i.e., net income) before interest and taxes (or “EBIT”). These performance targets were selected to motivate the Named Executive Officers to achieve profitable business growth consistent with the Company’s long-term financial objectives. The Named Executive Officers Performance Cash bonus was established using a matrix to allow for payments between 50% and 200% of their targeted Performance Cash bonus, depending on the level of the Company’s net sales and EBIT for 2006. The matrix expressed a range of targets for total net sales (ranging from $940M to $1B) and EBIT (ranging from $202M to $230M) as established by the Compensation Committee. At the time the Compensation Committee set the targets for the Performance Cash bonus, the Committee believed that these targets were commensurate with the long-term growth objectives of our business and reflected a performance that would require strong operating execution. Our Compensation Committee considered the target levels for 2006 to be challenging for executives to achieve and that they required our management to significantly increase our net sales and EBIT from 2005. A failure to meet the minimum requirement would result in no bonus payment under the Performance Cash bonus component of the Annual Cash bonus plan. In calculating the Performance Cash bonus payment, the Compensation Committee may consider material, unanticipated or unusual events that have affected the financial target.

The General Cash bonus component of the Named Executive Officer Annual Cash bonus is heavily weighted toward the successful completion of individual objectives. Their individual objectives are subjectively developed, evaluated and applied and are not based upon a mathematical formula. In the case of Mr. Bryant, our President and Chief Executive Officer, the goals and objectives are approved by the Compensation Committee. All other Named Executive Officers’ goals and objectives are initially approved by Mr. Bryant, subsequently reviewed by the Compensation Committee and, upon recommendation by the Compensation Committee, approved by the Board. The individual objectives for the General Cash component included the following: ensuring compliance with all laws and regulations; marketing the Company at key financial conferences; preparing and professionally handling quarterly earnings calls; ensuring productive Board meetings and preparing and presenting all necessary data to the Board; improving productivity as measured by sales/profit per employee; developing a five-year business plan for continuing growth; developing and introducing new mattresses in the U.S., Europe and Japan; ensuring that the Albuquerque plant stays on budget and on schedule; doubling the investment in research and development and expanding the Company’s capabilities to respond to market demands; increasing worldwide brand awareness; maintaining International Standards Organization certification for all manufacturing facilities; managing channel conflict at the executive level; maintaining the same ratio of advertising spending to sales while improving market share; focusing on customer support and shortening delivery times; continuing to recruit high-caliber personnel into the Company; and maintaining a personal development program throughout the Company. The determination of whether the General Cash bonus objectives have been met is based on the subjective determination of the Compensation Committee, and in exercising this discretion the Compensation Committee has looked broadly at the overall performance of the applicable Named Executive Officers and the Company.

For 2006, the Company’s net sales were $945,045 and the Company’s EBIT was $198,685, and as a result each Named Executive Officer received 77.5% of the targeted Performance Cash bonus component. In addition, each Named Executive Officer’s General Cash bonus component was paid out at 100% of their respective target. As a result, as a group, the Named Executive Officers received 85.0% of their targeted Annual Cash bonus potential for 2006. The Annual Cash bonus plan for 2007 is consistent with the bonus plan for 2006, with the financial target matrix updated for new net sales and EBIT targets for 2007.

The Performance Cash bonus goals, represented by the targeted net sales and EBIT, and the General Cash bonus goals, represented by the individual goals, are designed to focus the Named Executive Officers on individual behaviors that support the overall performance and success of our Company. Individual and Company goals are set with a reasonable level of difficulty that requires the Company and Named Executive Officers to perform at a high level in order to meet the goals and objectives and the likelihood of attaining these goals and objectives is not assured.

The remainder of our senior management team have diverse performance goals and receive Performance Cash bonuses set at a targeted percentage of their base salary that are tied to the Company’s and business units’ goals. The Named Executive Officers retain the right to adjust Performance Cash bonus payments for the remaining senior managers based on individual and Company performance. The discretionary component of senior management’s Performance Cash bonus is not formally based on a mathematical formula.

Equity Compensation

Members of senior management, including our Named Executive Officers, are eligible to receive equity compensation awards under our equity incentive plans. We believe that providing equity awards as a component of compensation for senior managers aligns the interests of senior managers with the interests of our stockholders. In addition, we believe that stock options provide an additional method of compensation where the return for each senior manager is directly tied to the stockholder’s return on their investment. Our stock option awards are service based and typically have a four year vesting cycle.

Under our equity compensation design, the timing and size of the awards differ between Named Executive Officers and all other members of senior management. Our Named Executive Officers typically receive stock option awards in their first year of employment and receive awards approximately every 4 years when their previous awards become fully vested. This practice is designed to provide the Named Executive Officer a long-term focus that allows them to manage the business for the long term and aligns the interest of stockholders rather than managing for the short term. In contrast, members of senior management other than our Named Executive Officers typically receive grants on an annual basis based on their job level at the time and their individual and Company performance for the year.

In June 2006, Mr. Bryant received a stock option award grant of 700,000 shares. At that time, Mr. Bryant was promoted to President and Chief Executive Officer, and his previous option grant in the amount of 964,713 shares of common stock was nearly vested. In June 2006, Mr. Montgomery received an award of 350,000 stock options and Mr. Williams received an award of 250,000 stock options as their previous grants were nearly vested. Mr. Anderson received two grants of stock options in 2006. Mr. Anderson joined us in June 2006, upon hiring we granted Mr. Anderson stock options for the 100,000 shares. In December 2006, we granted Mr. Anderson options for 75,000 shares based on his performance and to align his outstanding equity incentive with the other members of the Named Executive Officer team. In 2004, we granted restricted stock units to Mr. Clift in connection with his initial compensation package with the Company. This award was provided to Mr. Clift in order to offset lost equity compensation from his previous employer. Because Mr. Clift’s awards are still vesting, he was not awarded any equity incentive grants in 2006. Mr. Trussell received a grant of 12,000 stock options for his role as a non-employee director on our Board in 2006. In setting the size of these equity awards, the Compensation Committee takes into account a number of factors, including the executive officer’s position with the Company, prevailing market conditions and the overall size of the executive officer’s compensation package, as well as the studies completed by Cook, the executive compensation consultant.

The remaining senior managers typically receive grants on an annual basis based on their individual and the Company’s performance. Historically, these awards are granted by the Compensation Committee in December of each year to coincide with annual performance reviews and completion of the budget cycle. These awards typically have ranged between 5,000 and 35,000 stock options. In addition, individual stock option awards are granted throughout the year as needed with respect to hiring new members of senior management or promotions of employees into senior management positions. These awards also typically have ranged between 5,000 and 35,000 stock options.

Other Benefits

We offer a 401K plan to all of our employees, including our senior management and Named Executive Officers. The plan is designed to allow employees to defer current earnings and recognize them later in accordance with statutory regulations when their individual income tax rates may be more beneficial. The Company typically matches 100% of the first three percent of each employee’s salary that is deferred and 50% of the fourth and fifth percent of salary deferred. However, the decision to make the match is at the sole discretion of the Company. The Company made the matching contribution in 2006 for all participating employees.

The Company does not have any defined contribution and defined benefit pension plans and there are no alternate plans in place for senior management. In April 2006, Mr. Trussell retired as Chief Executive Officer of Tempur-Pedic International and remained on the board of Directors as Vice Chairman. At the time of his retirement, Mr. Trussell received cash compensation of $43,600 related to the unused accumulated vacation time that he had accrued. No other payments were made to Mr. Trussell.

The Company also has various broad-based employee benefit plans. Named Executive Officers participate in these plans on the same terms as eligible, non-executive employees, subject to any legal limits on the amounts that may. The Named Executive Officers receive an annual car allowance.

Each of our Named Executive Officers is a party to an employment agreement with the Company. These employment agreements provide for severance arrangements in the event of termination of employment in certain circumstances and also provide for non-competition, non-solicitation and confidentiality agreements. These severance arrangements are discussed in more detail below under “Potential Payments Upon Termination Or Change In Control”. The employment agreements for the Named Executive Officers other than Mr. Bryant were put in place at the time they became employees with the Company (in certain cases, prior to the Company’s initial public offering in 2003) and Mr. Bryant’s employment agreement was put in place in 2002 and amended in its entirety when he became CEO in 2006. We believe that these agreements, including the severance provisions, are necessary to allow us to be competitive in recruiting and retaining top talent for executive officer positions. The Compensation Committee has not to date believed it necessary to revise the severance and related terms in these employment agreements. However, as part of its analysis of the reasonableness of each individual element of compensation and each Named Executive Officer’s compensation package as a whole, the Committee expects that it will conduct an analysis of each of these arrangements for reasonableness and market competitiveness.

Tax and Accounting Implications

Deductibility of Compensation

Section 162(m) of the Code limits the Company’s deduction for compensation paid to the executive officers named in the Summary Compensation Table to $1 million unless certain requirements are met. For 2006, the requirements for deductible compensation under Section 162(m) were met for all executive officers. The policy of the Compensation Committee with respect to Section 162(m) is to establish and maintain a compensation program that will optimize the deductibility of compensation. However, the Compensation

Committee may exercise its right to use judgment, where appropriate to respond to changing business conditions or to an executive officer’s individual performance, to authorize compensation which may not in a specific case, be fully deductible by the Company.

Accounting for Stock-Based Compensation

Beginning on January 1, 2006, the Company began accounting for stock-based payments, including its Equity Incentive Plans and Employee Stock Purchase Plans, in accordance with FASB Statement 123(R), “Share Based Payments.”

4.	We reissue comment 20 of our comment letter dated November 13, 2007.

To address this Comment 4, we will expand our disclosure on pages 27 to 28 of the Proxy Statement as set forth below. For the convenience of the Staff, the additional language added in response to the Staff’s January 14 letter, as compared to the original proposed language suggested by the Company in its letter dated December 7, 2007, is in italics and underlined. In response to the Staff’s comments, the Company has revised the disclosure to provide some additional detail about how certain payments are calculated, and has added a new paragraph providing detailed disclosure about the process that resulted in the setting of severance and change of control payments at their current levels.

Employment Arrangements, Termination of Employment Arrangements and Change in Control Arrangements

Employment Arrangements

On June 29, 2006 we entered into an amended and restated employment agreement with H. Thomas Bryant, effective April 28, 2006, providing for his employment as President and Chief Executive Officer. The agreement has an initial term of two-years and a perpetual one-year renewal term. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. Mr. Bryant’s agreement provides for an annual base salary of $600,000, subject to annual adjustment by our Board of Directors beginning January 1, 2007, a variable performance bonus set to a target of Mr. Bryant’s base salary if certain criteria are met, and options to purchase shares of our common stock.

On July 11, 2003, we entered into an executive employment agreement with Dale E. Williams, providing for his employment as Senior Vice President and Chief Financial Officer, or such other executive position as may be assigned from time to time by our Chief Executive Officer. The agreement has an initial term of one-year and a perpetual one-year renewal term. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. The agreement provides for an annual base salary of $225,000, subject to annual adjustment by our Board of Directors beginning January 1, 2004, a variable performance bonus set to a target of Mr. Williams’ base salary if certain criteria are met, and options to purchase shares of our common stock.

On September 12, 2003, we entered into an executive employment agreement with David Montgomery, effective February 24, 2003, providing for his employment as Executive Vice President and President, Tempur-International Limited, or such other executive position as may be assigned from time to time by our Chief Executive Officer. The agreement provides that employment shall continue unless and until terminated by either party. Mr. Montgomery may terminate employment with six months written notice. We may terminate employment with 12 months written notice. The agreement provides for an annual base salary of £192,500, subject to an annual adjustment of our Board of Directors on or about January 1 of each year beginning with January 1, 2004, and a variable performance bonus set to a target of Mr. Montgomery’s base salary if certain criteria are met.

On December 1, 2004, we entered into an executive employment agreement with Matthew D. Clift, providing for his employment as Executive Vice President, Operations or such other executive position as may be assigned from time to time by our Chief Executive Officer. The agreement has an initial term of one-year and a perpetual one-year renewal term. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. The agreement provides for an annual base salary of $300,000, subject to annual adjustment by our Board of Directors beginning January 1, 2006, a variable performance bonus set to a target of Mr. Clift’s base salary if certain criteria are met, a one-time hiring bonus, options to purchase shares of our common stock, and a grant of restricted stock units.

On July 6, 2006, we entered into an executive employment agreement with Rick Anderson, effective July 18, 2006, providing for his employment as Executive Vice President, President North America or such other executive position as may be assigned from time to time by our Chief Executive Officer. The agreement has an initial term of one-year and a perpetual one-year renewal term. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. The agreement provides for an annual base salary of $300,000, subject to annual adjustment by our Board of Directors beginning January 1, 2007, a variable performance bonus set to a target of Mr. Anderson’s base salary if certain criteria are met, a one-time hiring bonus and options to purchase shares of our common stock.

By the terms of their employment agreements Mr. Bryant, Mr. Williams, Mr. Montgomery, Mr. Clift and Mr. Anderson are prohibited from disclosing certain confidential information and trade secrets, soliciting any employee for one or two years following their employment and working with or for any competing companies during their employment and for one or two years thereafter.

All other senior managers are deemed to be “at will” employees and are not under contract. As such, there are no formal policies regarding severance benefits for these employees.

Termination of Employment Arrangements and Change in Control Arrangements

The Company’s Named Executive Officers’ employment, stock option and restricted stock unit award agreements provide certain protections to the Named Executive Officers in the event of their termination as summarized below (additional details and the complete definitions can be found in the actual employment, stock option and restricted stock award agreements, which have been filed with the SEC):

Severance. Generally, if Mr. Bryant is terminated without cause or resigns for good reason, he will receive 2 years of base salary and any unpaid base salary, the value of any accrued unused vacation, a pro-rata portion of any performance bonus (based on the number of days of the applicable year prior to the effective date of termination and based on 100% of the Target Bonus), reimbursement of expenses, and any stock options to which he is entitled under his stock option agreements.

If any of the other named executive officers is terminated without cause or resigns for good reason, he will receive 12 months of base salary and any unpaid base salary, the value of any accrued unused vacation, a pro-rata portion of any performance bonus (based on the number of days of the applicable year prior to the effective date of termination), reimbursement of expenses, and any stock options and/or restricted stock units to which he is entitled under his stock award agreements. However, Mr. Williams’ agreement provides for a six month severance period, and Mr. Montgomery’s agreement generally provides that he will receive his yearly salary plus medical and insurance benefits for 12 months, as well as his annual auto allowance and annual pension benefits.

Benefit Continuation. If Mr. Bryant is terminated without cause or resigns for good reason, he will continue to participate in the Company’s retirement plans for an additional 2 years. If any of the other named executive officers is terminated without cause or resigns for good reason, he will continue to participate in the Company’s retirement plans for an additional 12 months. However, Mr. Williams’ agreement provides for a six month period.

Equity Vesting Acceleration. Under his Stock Option Agreement dated September 30, 2003, a pro-rata portion of the next quarterly vesting amount (based on the number of days elapsed between the prior quarterly vesting date and the date of termination) of Mr. Bryant’s stock option vest immediately if he is terminated without cause or resigns for good reason. Mr. Bryant’s Stock Option Agreement dated June 26, 2006 provides that if (a) he is terminated without cause or resigns for good reason, any unvested options will accelerate for the one period after his employment ends; and (b) if his employment ends as a result of death or disability, 50% of his unvested options accelerate immediately.

For the other named officers, under stock option award agreements entered into pursuant to the 2002 Stock Option Plan, a pro-rata portion (based on the number of days elapsed between the prior quarterly vesting date and the date of termination) of the next quarterly vesting amount of that employee’s stock option vest immediately if he is terminated without cause or resigns for good reason.

For the other named executive officers, there is no acceleration of vesting of equity upon termination under stock option agreements entered into pursuant to the 2003 Equity Incentive Plan, except for Mr. Clift. Mr. Clift’s restricted stock units vest immediately if he is terminated without cause, if his employment ends as a result of death or disability, or if he resigns for good reason.

Receipt of any severance and benefits is conditioned on the Named Executive Officer signing a release and waiver of claims in a form satisfactory to the Company. No Named Executive Officers are entitled to gross-ups associated with taxes owed on Change in Control payments or taxes due to Code Section 280G.

The severance arrangements and change of control arrangements for our Named Executive Officers were determined primarily through the agreements negotiated at the time these employees were hired or promoted by the Company:

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We entered into employment agreements with Mr. Bryant on October 4, 2002, Mr. Williams in July 2003 and Mr. Montgomery in September 2003, all prior to the Company’s initial public offering in December 2003. The terms of these employment agreements and related stock option agreements were developed based on negotiations between the applicable executive and the Board of Directors of the Company at that time, which was controlled by several private equity investors. These contracts specified the compensation and other benefits to be paid upon a termination of employment or upon a change of control as described above.

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Mr. Clift joined the Company in December 2004, and Mr. Anderson joined the Company in July 2006, after the Company went public. However, the terms of their employment agreements regarding severance and other payments upon termination of employment and a change of control were structured similarly to the other Named Executive Officers (other than Mr. Bryant). However, we granted restricted stock units to Mr. Clift with his initial compensation package to offset lost equity compensation from his previous employer. The terms of Mr. Clift’s employment agreement provide that these restricted stock units vest immediately if he is terminated without cause, if his employment ends as a result of death or disability of if he resigns for good reason.

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In June 2006 Mr. Bryant and the Company amended and restated his employment agreement when he was promoted to Chief Executive Officer. At that time, Mr. Bryant and the Company agreed to modify his severance and change of control provisions. Those modifications included provisions stating that (i) if Mr. Bryant is terminated without cause or resigns for good reason, he would receive an additional year of vesting on unvested options; and (ii) if his employment ends as a result of death or disability, then 50% of his unvested options accelerate immediately. However, the agreement does not provide for any vesting upon a change of control, unlike his prior option grants. The Compensation Committee approved these changes as part of the overall negotiation of his amended employment agreement, and after considering the April 2006 report prepared by Cook in April 2006 as described above under “Compensation Process”.

Except for the amendments to Mr. Bryant’s employment agreement, the Company has not amended any of the provisions regarding payments upon termination or change of control in the original agreements with its other Named Executive Officers.

Certain Definitions

“Good Reason.” Mr. Bryant’s employment agreement generally defines “Good Reason” as relocation of his principal workplace, his demotion from his position as Chief Executive Officer, or the Company’s material breach of his employment agreement. The employment agreements for Messrs. Williams, Clift and Anderson generally define “Good Reason” as relocation of their principal workplace, or the Company’s material breach of their employment agreements.

“For Cause.” The employment agreements for Messrs Bryant, Williams, Clift and Anderson each generally define “For Cause” as the (a) employee’s willful and continued failure to substantially perform his assigned duties with the Company, (b) employee’s willful engagement in illegal conduct, (c) employee’s conviction of, or guilty plea or nolo contendere to, any felony, or (d) employee’s commission of an act of fraud, embezzlement, or misappropriation against the Company, including, but not limited to, the offer, payment, solicitation or acceptance of any unlawful bribe or kickback with respect to the Company’s business. Mr. Montgomery’s employment agreement does not provide for a “For Cause” termination, but does provide that he can be immediately terminated upon written notice on a variety of grounds, including a serious breach of his employment agreement, gross misconduct or any willful neglect in the discharge of his duties.

“Change of Control.” The 2002 Stock Option Plan does not employ this term. However, under stock option award agreements entered into pursuant to that Plan, 50% of unvested stock options shall immediately vest upon (a) any sale of all or substantially all of the assets of the Company and its subsidiaries, or (b) any merger or consolidation of the Company, or any transaction as a result of which the Company is acquired by the purchase of a majority of its outstanding Common Stock, as a result of which, in each such case, the holders of a majority of the outstanding Common Stock before such merger, consolidation or sale cease to hold, directly or indirectly, a majority of the Common Stock of the Company or a majority of the common stock of the successor to the Company immediately following such merger, consolidation or sale.

Under the 2003 Equity Incentive Plan, “Change of Control” is generally defined as an acquisition of a third party, unless the Company’s existing stockholders continue to hold at least 50% of the outstanding stock; (b) an acquisition of more than 50% of the total combined voting power of the Company’s outstanding securities pursuant to a tender or exchange offer made directly to the Company’s stockholders that the Board does not recommend the stockholders accept; (c) over a period of 36 consecutive months or less, there is a change in the composition of a majority of the Board, without the approval of existing Board members; or (d) if a majority of the Board votes in favor of a decision that a Change in Control has occurred.

For the Named Executive Officers’ stock option and restricted stock unit award agreements entered into pursuant to the 2003 Equity Incentive Plan, except for Mr. Bryant whose stock options do not accelerate, upon a change in control (a) any outstanding stock options or stock appreciation rights that are not fully exercisable shall accelerate and become exercisable with respect to 50% of those shares which are not then exercisable, (b) any risk of forfeiture applicable to restricted stock and restricted stock units which is not based on achievement of performance goals shall lapse with respect to 50% of the restricted stock and restricted stock units still subject to such risk of forfeiture, and (c) all outstanding restricted stock and restricted stock unit awards conditioned on the achievement of performance goals shall be deemed to have been satisfied as to a pro rata number of shares based on the assumed achievement of all relevant performance goals and the length of time within the performance period which has elapsed prior to the Change in Control.

In connection with the above, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (859) 514-4757 or Anita Nesser, our Vice President and Corporate Counsel at (859) 514-4655 with any questions you may have.

Sincerely,

/s/ Dale E. Williams
Dale E. Williams
Chief Financial Officer